FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

July 28, 2003

Super-Sol Ltd.

(Translation of Registrant’s Name into English)

30 Shmotkin Benyamin Street
Rishon Lezion, 75363 Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto and incorporated by reference, as filled with the Israeli Securities Authority, Israeli Companies Registrar and Tel-Aviv Stock Exchange, are the following documents:

1.	The Registrant’s Immediate Report, dated July 27, 2003, in respect of a resignation of a Senior Officer.

2.	The Registrant’s Immediate Report, dated July 27, 2003, in respect of appointment of Chief Executive Officer.

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Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Super-Sol Ltd. (Registrant) BY: /S/ Yael Levi —————————————— Yael Levi, Adv.

Dated: July 28, 2003

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Rishon L’zion, 26th of May, 2003

Companies Registrar	Securities Authority	Tel Aviv Stock Exchange
P.O. Box 767	P.O. Box 7450	54 Echad Ha'am Street
Jerusalem 91007	Jerusalem 91073	Tel-Aviv
(Registered Mail)	(Registered Mail +Fax)	(Registered Mail +Fax)

Dear Sir, Madam,

Corporation Name: Super-Sol Ltd.

Corporation Number with Companies Registrar: 52-002273-2

      Re: Immediate Report on appointment of Chief Executive Officer

1.	Name of the Position Holder: Effie Rosenhaus

2.	Date of his appointment: July 27, 2003

3.	ID : 050700202

4.	His date of birth: 30th of June, 1951

5.	His address: 8 Sasha Argov St, Tel Aviv

6.	His education: Academic

7.	His ocupation in the last five years.: Executive Vice President — Marketing of Partner Communications Company Ltd.

8.	He was appointed as Deputy CEO of the Corporation on May 26, 2003.

9.	He is not a family relation of an interested party in the Corporation.

10.	He does not hold convertible securities in the Corporation, in a subsidiary company or in a connected company.

Yours Sincerely, BY: /S/ Linda Shafir —————————————— Linda Shafir, Adv. General Counsel And Company Secretary

July 28, 2003

Companies Registrar	Securities Authority	Tel Aviv Stock Exchange
P.O. Box 767	P.O. Box 7450	54 Echad Ha'am Street
Jerusalem 91007	Jerusalem 91073	Tel-Aviv
(Registered Mail)	(Registered Mail +Fax)	(Registered Mail +Fax)

      Re: Immediate Report in respect of the resignation of a Senior Officer pursuant to
Sectiom 34a
      of the Securities Regulations, (Periodic and Interim Reports) 5730-1970

Registration Number at the Companies Registrar: 52-002273-2

1.	Name: Joel Feldschuh

2.	ID: 002414274

3.	Vacated position: Chief Executive Officer.

4.	Resignation date: July 27, 2003.

5.	To the Company’s best knowledge, the resignation is not under circumstances that need to be brought to the knowledge of the Company’s Shareholders.

Yours Sincerely, BY: /S/ Linda Shafir —————————————— Linda Shafir, Adv. General Counsel And Company Secretary